Points International to Present at the 2018 Fury Research Partners
Hidden Gems Conference on November 8, 2018

TORONTO – November 1, 2018 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, has been invited to present at the 2018 Furey Research Partners Hidden Gems Conference, which is being held on November 8, 2018 at the University Club of New York in New York City.

Points management is scheduled to present on Thursday, November 8th at 3:30 p.m. Eastern time, with one-on-one meetings held throughout the day.

To receive additional information, request an invitation or to schedule a one-on-one meeting with Points management, please contact your Furey Research representative, or Points’ investor relations team at PCOM@liolios.com.

About Points International Ltd.
Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Investor Relations Contact
Sean Mansouri or Cody Slach
Liolios Group, Inc.
949-574-3860
PCOM@liolios.com